ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

August 12, 2004

04036335

SUPPL

RECEIVED AUG 17 2004 208 SEC MAIL PROCESSING SECTION WASH, D.C.

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of July 9, 2004, enclosed please find a press release dated August 12, 2004,

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
AUG 18 2004 E
THOMSON FINANCIAL

dlw 8/18

DOCSNY1:863595.1
13024-2 JG9

FILE NO.
82-5077

Ad hoc Release

FJH: Weak markets strain 1. HY, moderate improvement, cost measures in 2. HY

The half-year result of FJH AG (ISIN DE0005130108), the consultancy and software company listed in the TecDAX index, was severely affected by the unforeseen persistent reluctance of the insurance sector to invest. Revenues amounted to 35.6 million Euro (2003: 60.2 million Euro), half-year result after tax was -7.7 million Euro (2003: 7.7 million Euro) and EBIT -11.6 million Euro (2003: 12.6 million Euro).

Other than expected and forecast by observers of the industry the cost cutting measures taken by the insurance companies and the continuing uncertainty with regard to the political framework have led to a significant reluctance to invest in IT.

For the second half-year FJH notices a moderate improvement of capacity utilisation compared to the second quarter. This, however, will range below the plan estimate. In response to the changed market situation a comprehensive package of measures was initiated to reduce personnel expenses. This includes a significant reduction of employee capacities. This will cause a one-time expense, but will form the basis for a successful fiscal year 2005.

FJH AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
81373 Munich
Phone: +49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fjh.com
Internet: www.fjh.com

Munich, 12/8/2004

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

August 12, 2004

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of July 15, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

J. Gäbel

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

DOCSNY1:873244.1
13141-2 JG9

FILE NO.
82-3907

Press Information

Vienna International Airport:
Excellent traffic development in July with two-digit growth rates

The good development of traffic during the first six months of 2004 continued into July with two-digit growth in all segments.
The number of passengers rose 17.7% to 1,509,261 and transfers increased 22%. Flight movements recorded a plus of 17.7% and maximum take-off weight grew 21.9%. Cargo reported 25.9% higher volume for the month.

Long-haul traffic continued to show strong growth in July with a plus of 51.8% to the Far East and 71.3% to the Near and Middle East. Travel to Eastern Europe increased 23%.

The first seven months of 2004 show an 18.7% increase in the number of passengers to a total of 8,284,882. Transfers rose 23.5% and maximum take-off weight grew 18.1%. Flight movements rose 14.8% and cargo volume 20.1% during this period.

	July 2004	Change in %	January to July 2004	Change in %
Passengers:	1,509,261	+17.7	8,284,882	+18.7
Transfer passengers:	514,066	+22.0	2,904,642	+23.5
Maximum take-off weight (in tonnes):	594,565	+21.9	3,516,175	+18.1
Flight movements (arrival + departure):	20,834	+17.7	128,035	+14.8
Cargo in tonnes (air cargo and trucking):	17,966	+25.9	116,202	+20.1

For additional information contact: Hans Mayer (+43-1-)7007-23000

21/04 .... M/MY .... 12. August 2004